February 13, 2017

VIA EDGAR
Mr. William H. Thompson, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4628

Re:
Cencosud S.A.

Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 15, 2016
Form 6-K filed November 22, 2016

File No. 1-35575

Dear Mr. Thompson:

This letter is submitted on behalf of Cencosud S.A. (the “Company” or “Cencosud”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above referenced Annual Report on Form 20-F and report on Form 6-K filed November 22, 2016. We have included your numbered comments below and Cencosud’s response follows.

Item 15. Controls and Procedures, page 162

1.    Regarding the disclosure errors in the notes to your consolidated financial statements discussed in your response, please provide an explanation of how you considered the identification and correction of the disclosure errors in your evaluation of internal control over financial reporting and disclosure controls and procedures.

The Company reassessed the effectiveness of its disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) as a result of the control deficiencies discovered, and reconsidered its ICFR assessment as of December 31, 2015.

The Company assessed the severity of the control deficiencies, taking into account the guidance provided in the Securities Exchange Commission’s 2007 Interpretive Release, Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Set forth below is a summary of the considerations undertaken by the Company for each error identified, and the Company’s conclusions regarding the effectiveness of its DC&P and ICFR.

Statement of other comprehensive income errors

Based on the Staff’s comment letter, the Company discovered a presentation error in the reported amounts of its historical statement of other comprehensive income for the year ended December 31, 2015 related to the amount of Income tax related to cash flow hedge. The revision will require the Company to make a reclassification from the Cash flow hedge line item to the Income tax related to cash flow hedge line item. However, no changes will be necessary to the Total other comprehensive loss line item.

The Company attributed the error to a deficiency in the operating effectiveness of its control associated with the review of income tax related amounts disclosed included in other comprehensive income.

After concluding that the disclosure error was not material to previously filed financial statements, the Company considered whether there was a reasonable possibility that a material misstatement of the Company’s financial statements would not be prevented or detected. As part of this consideration, the Company noted that the error was one that does not, and never would, impact the total other comprehensive loss, or reported earnings, financial position or cash flows, nor have any effects on compliance with loan or other agreements, or any other compliance requirements.

The Company does not have, nor did have in prior years, any covenants that are based on the statement of other comprehensive income having an impact on earnings, financial position or cash flows. In addition, the Company is not aware of having received any questions or comments relating to amounts presented in the statement of other comprehensive income in the course of its communications with investors, nor would an error of this nature, regardless of amount, have any impact on management compensation.

Accordingly, the Company concluded that the deficiency did not constitute a material weakness and did not affect its conclusions about the effectiveness of DC&P and ICFR in previous periods.

Omission of disclosures in the notes to the financial statements

Certain disclosure omissions in the notes to the financial statements were identified related to the failure to disclose reclassification adjustments relating to components of other comprehensive income as required by paragraph 92 of IAS 1 or the amounts of income tax related to each item of other comprehensive income as required by paragraph 90 of IAS 1.

These disclosure omissions arose since the adoption of IFRS in Chile, when the local regulator established a taxonomy intended to allow regulated entities to prepare XBRL-based interim and annual financial statements according to IFRS. The template established by the regulator for the statement of other comprehensive income does not include the appropriate lines to reflect reclassification adjustments and income tax effects by item as required by IFRS. These differences were identified during the process of IFRS adoption by the Company but were not considered material and were not included in the financial statements, as the intent of the Company was to maintain consistency between the financial information reported locally and internationally.

In connection with its assessment of the magnitude of a possible error as a result of the omission of the above mentioned disclosures, the Company considered whether there was a reasonable possibility that a material misstatement of the Company’s financial statements would not be prevented or detected. As part of this consideration, the Company noted that these omissions were not, and never would, impact earnings, financial position or cash flows, nor have any effect on compliance with loan or other agreements, or other compliance requirements. In addition, the Company is not aware of having received any questions or comments with respect to the disclosure related to the statement of other comprehensive income in the course of its communications with investors, nor would an error of this nature, regardless of amount, have any impact on management compensation.

The Company concluded that it was not reasonably possible that the omission of the above mentioned disclosures could result in a material misstatement of the financial statements. Accordingly, the Company concluded that the omission of the above mentioned disclosures did not constitute a material weakness and did not affect its conclusions about the effectiveness of controls in previous periods.

Disclosures related to discontinued operations

Based on the Staff’s comment letter, the Company discovered errors in the reported amounts of its disclosures related to discontinued operations presented in Notes 16.2 Deferred Taxes, 25.5 Other operating income, and 25.6 Financial results within its 20-F form, and Notes 16.1 Expenses by Nature, 16.2 Personnel expenses and 16.3 Depreciation and amortization within its 6-K form. In addition, the Company discovered misclassifications between current income tax and deferred income tax in Note 26 Corporate income tax for the years ended December 31, 2015, 2014 and 2013 in connection with the presentation of deferred income tax related to discontinued operations. These disclosure errors in the reported amounts originated from differences between what was presented in these aforementioned notes and the statement of income presented in the discontinued operation note of each reported period.

During 2015, the Company entered into a framework agreement to further develop with a third party, on a joint basis, the retail finance business in Chile, resulting in the loss of control of this business. The transaction was a unique and non-routine transaction involving technical accounting analysis.

In connection with the Company’s procedures leading to the filing of the annual financial statements, the Company followed its internal control procedures, identifying the appropriate literature relevant to these kinds of transactions, preparing the financial information for the discontinued operation and developing the disclosures required by IFRS 5 “Non-current assets held for sale and discontinued operations”.

In that regard, the Company prepared the detailed disclosure of expenses and related income taxes as required by IFRS 5.33 for the current and all prior periods presented in the financial statements. However, the level of precision of the Company’s control related to ensuring that the mentioned detailed information of expenses and income tax tie out with the statements of income of the discontinued operation failed.

The deficiency resulted in the modification of certain amounts related to the detail of expenses and income tax in connection with discontinued operations included in the aforementioned notes to the financial statements but not in changes to the statements of income and cash flows related to the discontinued operation nor the statements of comprehensive income and cash flows and notes related to the continuing operations.

The deficiency stemmed from one control design flaw related to a non-routine transaction and did not impact other controls in the financial reporting cycle. The Company does not believe this to be a pervasive deficiency in its overall control environment.

The Company’s conclusion is that the disclosure errors and misclassifications were not material to previously filed financial statements. In addition, the Company considered whether there was a reasonable possibility that a material misstatement of the Company’s financial statements would not be prevented or detected. As part of this consideration, the Company noted that the disclosure errors and misclassifications mentioned above do not, and never would, impact the total reported earnings, financial position or cash flows, nor have any effect on compliance with loan or other agreements, or any other compliance requirements.
The Company does not have, nor did have in prior years, any covenants that are based on footnote disclosures having an impact on earnings, financial position or cash flows. In addition, the Company is not aware of having received any questions or comments relating to disclosures in these footnotes in the course of its communications with investors. While investors are typically interested in the income tax line item, it was not impacted by these errors and omissions, nor would a disclosure error of this nature, regardless of amount, have any impact on management compensation or give indications of fraud by any party in the preparation or review of these footnotes. Accordingly, the Company concluded that the deficiency did not constitute a material weakness and did not affect its conclusions about the effectiveness of its DC&P and ICFR in previous periods.

Aggregation considerations

Each of the control deficiencies was considered both individually and in the aggregate. Given management’s conclusions regarding the nature of each deficiency and the Company’s overall review of ICFR, the Company concluded that, in the aggregate, there was no material weakness in its internal controls over financial reporting as of December 31, 2015, and the conclusions regarding control effectiveness that were reached in the previous year were unchanged.

In weighing all factors explained above, management continues to believe that the Company’s DC&P and ICFR were effective as of December 31, 2015.

Notes to the consolidated financial statements

23. Net Equity

Other non-financial assets, non-current, page F-125

2.    We note your proposed disclosure in response to comment 4. Please revise your disclosure to define net debt to be consistent with the definition included in response to comment 8 and considering the comment below with respect to Form 6-K filed November 22, 2016.

The Staff’s comment is duly noted. We respectfully inform the Staff that in future filings the Company will include the following disclosure:

Capital management

The Group’s objective regarding capital management is to safeguard the capacity to continue ensuring appropriate returns for the shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.

In line with the industry, we monitor our capital using a leverage ratio calculation. This ratio is calculated by dividing net financial debt by total equity. We define net financial debt as total financial liabilities (a) less (i) total cash and cash equivalents, (ii) total other financial assets, current and non-current, and (iii) other financial liabilities, current and non-current, from Banco Paris and Banco Peru, (b) plus (i) cash and cash equivalents from Banco Paris and Banco Peru and (ii) total other financial assets, current and non-current, from Banco Paris and Banco Peru. Total financial liabilities is defined as Other financial liabilities, current, plus Other financial liabilities, non-current.

In accordance with the above, we combine different financing sources, such as: capital increases, operating cash flows, bank loans and bonds.

Management’s strategy for indebtedness is to hold the majority of our debt in local currencies, with a target ratio of debt denominated in foreign currency of 10% to 15% of our total financial liabilities.

In case of increased liquidity needs, the Company may obtain funding primarily through short-term bank borrowings, overdraft lines of credit and by reducing our cash outflows, primarily by reducing or suspending advance payments to suppliers. The Company’s liquidity internal policies are disclosed in Note 3.2.1.7. Liquidity risk.

Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters.

Form 6-K filed November 22, 2016

3.   We note your proposed disclosure in response to comment 8. We direct your attention to how you define net debt - “We define net debt as total debt less total liquidity…” Please explain why you refer to total liquidity or revise your proposed disclosure to refer to cash and cash equivalents consistent with your reconciliation and balance sheet.

The Staff’s comment is duly noted. We respectfully inform the Staff that in future filings the Company will include the following disclosure:

We define net financial debt as total financial liabilities (a) less (i) total cash and cash equivalents, (ii) total other financial assets, current and non-current, and (iii) other financial liabilities, current and non-current, from Banco Paris and Banco Peru, (b) plus (i) cash and cash equivalents from Banco Paris and Banco Peru and (ii) total other financial assets, current and non-current, from Banco Paris and Banco Peru. Total financial liabilities is defined as Other financial liabilities, current, plus Other financial liabilities, non-current.

The IFRS financial measure most directly comparable to net financial debt is total financial liabilities, current and non-current, as reported in the notes to the Company’s consolidated financial statements.

For a quantitative reconciliation of total financial liabilities to net financial debt, see below.

	As of
Reconciliation of Total Financial Liabilities to Net Financial Debt	Sep 30, 2016	Dec 31, 2015
	ThCh$	ThCh$

Total Financial Liabilities	3,334,336	3,280,211
Less: Total cash and cash equivalents	(196,541)	(268,275)
Less: Total other financial assets, current and non-current	(401,700)	(676,383)
Less: Total other financial liabilities from Banco Paris and Banco Peru, current and non-current	(107,077)	(125,904)
Plus: Cash and cash equivalents from Banco Paris and Banco Peru	31,681	18,985
Plus: Total other financial assets from Banco Paris and Banco Peru, current and non-current	31,221	71,503

Net Financial Debt	2,691,920	2,300,137

Please address any further questions or comments you may have about this letter, the Annual Report on Form 20-F and the report on Form 6-K to me at mmottesi@milbank.com or at (212) 530-5602.

Very truly yours,

/s/ Marcelo A. Mottesi

Marcelo A. Mottesi

cc:
Jaime Soler, Chief Executive Officer
Rodrigo Larrain, Chief Financial Officer
Carlos Mechetti, Legal Counsel